UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Visa Inc.

File No. 333-143966 and File No. 333-147296

CF#35307

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Visa Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed July 24, 2007 and Form S-1 registration statement filed on November 9, 2007.

Based on representations by Visa Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Confidential Treatment Granted
10.2	S-4	through July 31, 2027
10.17	S-4	through July 31, 2027
10.3	S-1	through July 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary